UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: September 12, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated September 12, 2011, entitled “CNOOC Approved COPC’s Plans for Depressurization and Sealing”.

Exhibit 99.1

中國海洋石油有限公司
CNOOC LIMITED
For Immediate Release

CNOOC Approved COPC’s Plans for
 Depressurization and Sealing

(Hong Kong, September 12, 2011) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK:0883) announced that State Oceanic Administration of People’s Republic of China（"SOA"）, according to its decision on September 2, 2011, required ConocoPhillips China Inc ("COPC"), the Operator of Penglai 19-3 oil field to, on the condition of imposing no further environmental damage, develop an effective plan for fluid discharge and depressurization (“Depressurization Plan”) in order to ensure safety of the field, protect the reservoir as well as reduce reservoir pressure. In addition, the Operator is required to develop a drilling plan for sealing seep sources (“Sealing Plan”). Those Plans should receive approval from China National Offshore Oil Corporation (“CNOOC”).

Today, CNOOC announced that it has approved such Depressurization Plan and Sealing Plan.

According to the Depressurization Plan, a number of wells in the field will be restarted to discharge the fluid from the reservoir and to reduce the pressure. The Plan will be implemented step by step. The general principle for depressurization established in the Plan is to discharge fluid and reduce pressure from the wells located at the high pressure zones or near the natural fault.

According to the Sealing Plan, the Operator will carry out the drilling activities and other related operations on six wells in the area of Platform B and C, as additional measures for sealing seep sources.

CNOOC requires the Operator to strengthen its monitoring of the dynamic reservoir condition, in particular the reservoir pressure during the process of fluid discharge and depressurization. Such monitoring results need to be reported to CNOOC in a timely manner. For the Sealing Plan, CNOOC also requires the Operator to ensure the safety of relevant operations.

As the non-operator, the Company will continue to assist COPC to ensure the implementation of those Plans.

– End –
Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2010 Annual Report on Form 20-F filed on April 29, 2011.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
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For further enquiries, please contact:
Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com